

February 22, 2017

By E-Mail

Eleazer Klein, Esq.
Schulte Roth & Zabel
919 Third Avenue
New York, NY 10022

> Re: **Immunomedics, Inc.**
> **Responses to comment letters dated February 14 and 15, 2017**
> **Filed on February 17, 2017 by venBio Select Advisor LLC, et. al.**
> **File No. 000-12104**

Dear Mr. Klein:

We have reviewed your responses and have the following comments.

1. We note your response to prior comment 1, first bullet point, in our February 14 letter. You indicate that "the incumbent Board knew they were likely a 'lame duck' Board that no longer had a clear mandate from the stockholders to make vital decisions on their behalf…" It is unclear why you believe that the current board should presume the results of the vote at the annual meeting and stop acting and, possibly, failing to fulfill its fiduciary duties to the security holders. We do not believe you have provided sufficient support for this disclosure and we reissue the comment.

2. On a related note, you refer in your response to the reports of two proxy advisory firms as noting stockholder support. Please provide us supplementally those reports.

3. We note your response to prior comment 1, third bullet point, in our February 14 letter. You indicate, in support of the disclosure that security holders "lack confidence in current board and management," that your basis for the disclosure are posts on a message board. Confirm that in your future similar disclosure you will clarify the source of your information and that, if true, it is your belief that posters are security holders of the company but that you have no certainty of this.

4. We note your response to prior comment 1, fifth bullet point, in our February 14 letter. We do not believe you have provided sufficient support for this disclosure and we reissue the comment.

5. We note your response to prior comment 1, seventh bullet point, in our February 14 letter. Confirm that you will disclose your legal analysis of Delaware law as it relates to your claim relating to Seattle Genetics actions.

6. We note your response to prior comment 2, first bullet point, in our February 14 letter. We do not believe you have provided sufficient support for this disclosure and we reissue the comment. It is unclear whether the go-shop in the current agreement is standard practice and the examples you provide are related to business combinations, not the type of agreement the company entered into with Seattle Genetics.

7. We note your response to prior comment 2, fourth bullet point, in our February 14 letter. We do not believe you have provided sufficient support for this disclosure and we reissue the comment. For example, tell us how each agreement listed in your response is comparable to the current agreement with Seattle Genetics.

8. We note your response to prior comment 2, fifth bullet point, in our February 14 letter. We do not believe you have provided sufficient support for this disclosure and we reissue the comment: it appears that the current board was formed within the legal requirements of both Delaware law and the company's organizational documents.

9. We note your response to prior comment 3 in our February 14 letter and to comment 5 in our February 15 letter. We disagree that your disclosure is not a claim made prior to the meeting regarding the results of your solicitation. Confirm that you will not make similar statements in future soliciting materials.

10. We note your response to prior comment 4, third bullet point, in our February 15 letter. Your response appears to be a guess about Seattle Genetics' willingness to enter into the agreement at a later date without any indication that have knowledge of such willingness. Confirm that you will not make similar statements in future soliciting materials.

11. We note your response to prior comment 4, fourth and fifth bullet points, in our February 15 letter. Confirm that you will disclose the substance of your response in future soliciting materials.

    Please direct any questions to me at (202) 551-3619.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions